SECURITIES AND EXCHANGE COMMISSION



                        Washington, D.C.  20549



                             FORM 6-K



                      REPORT OF FOREIGN ISSUER


                   Pursuant to Rule 13a-16 or 15d-16 of
                   the Securities Exchange Act of 1934


                      RESULTS FOR THE QUARTER ENDED
                             JUNE 30, 2000


                           CONSOLTEX INC.
              (Translation of Registrant's Name into English)

  8555, route Transcanadienne, Saint-Laurent, Quebec, H4S 1Z6, Canada
                 (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

           Form 20-F  ___x____               Form 40-F  ________



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

           Yes  _____                         No  ___x___


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___)

                             CONSOLTEX INC.
                     (FORMERLY CONSOLTEX GROUP INC.)






                      THE QUALITY IS WOVEN RIGHT IN






                      RESULTS FOR THE QUARTER ENDED
                              JUNE 30, 2000












             FOR FINANCIAL INQUIRIES OR INFORMATION CONTACT:


                            PAUL J. BAMATTER
                 VP FINANCE AND CHIEF FINANCIAL OFFICER

                           TEL:  212-596-0480
                           FAX:  212-596-0483

August 14, 2000 - Consoltex Inc. (formerly named Consoltex Group Inc.) announces its results for the second quarter ended June 30, 2000. The Company reported a loss of $3.6 million for the quarter ended June 30, 2000 compared to net earnings of $2.5 million for the same quarter in 1999. Starting in the first quarter of 2000, the Company is reporting its results in US dollars and has prepared its financial statements under U.S. generally accepted accounting principles ("GAAP"). Previously, the Company reported in Canadian dollars and prepared its financial statements under Canadian GAAP. All prior period amounts have been restated to reflect these changes which were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

Consolidated sales increased from $85.4 million in the second quarter in 1999 to $102.6 million in the current quarter. Approximately 90% of the overall sales volume arose as a result of the additional sales from the Atlas and Marino acquisitions completed July 1 and October 1, 1999 respectively and approximately 10% through internal growth in the Textile Operations.

Consolidated gross profits increased from $19.8 million, or 23.2% of sales, in the quarter ended June 30, 1999 to $21.7 million, or 21.1% of sales, in the current quarter. The primary reason for the reduction in gross margin percentage relates to the rapid increase in the price on polypropylene resin, the Company's primary raw material in the Polypropylene Operations.

EBITDA for the quarter ended June 30, 2000 was $11.4 million, or 12.4% higher than the comparable quarter in 1999. The increase in EBITDA results from the Atlas and Marino acquisitions, offset, in part, by the squeeze on margins resulting from rapidly rising polypropylene resin costs.

Increased depreciation and amortization expense related primarily to the additional goodwill amortization and depreciation expense related to the acquisitions completed during 1999. Interest expense during the quarter, at $5.9 million, was 35.4% higher than the comparable period in 1999 reflecting the cost of the additional debt related to the Marino and Atlas acquisitions, as well as higher interest rates on the Company's floating rate debt. Earnings during the quarter include a $1.7 million foreign exchange loss versus a gain of $2.3 million in the second quarter of 1999. During the quarter, the Company sold a building in Mexico for $850,000 and recorded a loss on the sale of $426,000, which is recorded in Other income (expense).

TEXTILE OPERATIONS

Sales in the Textile Operations for the quarter ended June 30, 2000 totaling $58.4 million represents an increase of 3% compared to the like quarter in the prior year. The Textile Operations sales growth came from the continued strong growth in curtaining fabrics where our product range, customer service and quality act as significant barriers to new competitors, and from our U.S. based converting/importing business which has and is continuing to develop new sources for fabrics manufactured at more favorable costs. This growth was partially offset by weaker sales in the polyester and nylon-based fashion and outerwear apparel fabrics which continue to suffer from increased import competition of fabrics and garments entering the North American market from countries with lower cost labor.

Gross profit margins decreased from 23.6% in quarter two 1999 to 22.1% in quarter two, 2000, primarily as a result of a lack of production volume at certain of the Canadian manufacturing facilities.

EBITDA in the Textile Operations for the quarter ended June 30, 2000 increased by only 1.9% compared to the prior year as gross margins in the Canadian vertical operations suffered due to strong import competition and a lack of production volume at certain of the Canadian manufacturing facilities. This decrease was offset, in part, by improved margins at our U.S. based converting/importing business.

Selling and administration costs, as a percentage of sales, decreased from 11.8% in quarter two 1999 to 10.4% in quarter two 2000, reflecting some of the benefits of last year's restructuring activities.


POLYPROPYLENE OPERATIONS

Sales in the Polypropylene Operations increased by 53.8% compared to the prior year due entirely to the increased sales recorded from the Atlas and Marino acquisitions. Sales from our Mexican operations, excluding the effect of acquisitions, grew by 17.3% in quarter two 2000 compared to the same quarter in 1999 due principally to better pricing in small bags, and strong sales in FIBC fabrics and bags. Sales from our U.S. based weaving operations in Summerville, South Carolina were 11% lower this quarter compared to the like quarter in the prior year, as a greater portion of its sales are now recorded as intercompany sales to Atlas and Marino and, as such, are eliminated on consolidation.

Gross profit margins slipped from 22.3% in quarter two 1999 to 19.8% in the current quarter principally due to rapidly increasing polypropylene resin prices, which increased significantly over the past year. The Polypropylene Operations average purchase price during quarter two 2000 is 55% greater than in quarter two 1999. As the Polypropylene Operations' purchases approximately 25 million pounds of resin quarterly this has had, and will continue to have, a significant negative effect on profitability.

Selling and administration costs increased as a percentage of sales from 7.2% in quarter two 1999 to 7.8% in the current quarter due to the nature of the Marino and Atlas acquisitions, which sell and market their flexible intermediate bulk container bags direct to end users and, as such, have higher selling and administration costs.

EBITDA for the current quarter increased by 22.2% from $4.3 million during quarter two 1999 to $5.3 million during the current quarter. The Atlas and Marino acquisitions were responsible for the increase in EBITDA. This increase was more than offset by the squeeze in margins from the quick rise in resin costs.


SIX MONTHS RESULTS

Consolidated sales for the six month period ended June 30, 2000 of $202.5 million were 25.5% greater than the comparable period in 1999. Excluding the effect of acquisitions, consolidated sales for the six month period ended June 30, 2000 were 7.2% greater than in the comparable period in 1999.

Consolidated gross profits increased from $38.1 million, or 23.6% of sales, for the six months ended June 30, 1999 to $43.2 million, or 21.4% of sales, for the current six month period. This deterioration was primarily due to the 45% increase in resin costs in the comparable six month period.

EBITDA for the six month period ended June 30, 2000 was $21.3 million, or 7% greater than the comparable period in the prior year. The EBITDA contributed by the two acquisitions was more than offset by the negative effect of the increase in resin costs.

Increase depreciation and amortization expenses for the six month period ended June 30, 2000 as well as increased financing costs are directly related to the acquisitions completed in the second half of 1999.

The Company also recorded a $2.1 million foreign exchange loss in the six month period as compared to a foreign exchange gain of $3.3 million for the comparable period in 1999. The primary reason for the foreign exchange loss is due to the strength of the U.S. dollar versus the Mexican Peso and Canadian dollar and the fact that the Company's Mexican and Canadian operations are financed principally with U.S. dollar denominated debt.


Outlook

The outlook for the next few quarters is mixed. In our Textile Operations, we believe that the strong growth in our home furnishings' curtaining fabrics will offset the current weakness in fashion and outerwear apparel fabrics. We do expect a temporary slow down in our Home Furnishings curtaining business in quarter three as some of our customers are reducing their levels of inventory in stock. Our converting/importing business has increased its importing expertise and has enhanced its distribution and product development capabilities. These improvements should increase sales and margins. This growth, however, is tempered by the continued weak demand in North America for commodity apparel fabrics as much of this garment business have moved overseas.

The Polypropylene Operations has many strategic initiatives in progress as a result of its two recent strategic acquisitions. These initiatives will come to fruition over the next year and a half. The initiatives include upgrading and increasing the efficiency and capacity of the extrusion and weaving processes at our main Summerville, South Carolina plant, expanding manufacturing capacity at our Mexican bulk bag converting plants, reducing manufacturing and selling and administration costs at our primary Mexican extrusion and weaving plants, and achieving the many financial, selling, administrative, manufacturing and other synergies that are expected to result from the two recent acquisitions. The Polypropylene margins have, and continue to be negatively affected by the very high cost of resin, its primary raw material. We expect these compressed margins to last for at least the next two quarters after which we expect the margins to return to more historic levels.

Consoltex Inc. is a North American textile and packaging company. Consoltex Inc. was formerly called Consoltex Group Inc. before it changed its name on January 3, 2000. Its activities are divided between the Polypropylene and Textile Operations located in the United States, Canada, Mexico and Costa Rica. Consoltex is vertically integrated from the production of yarn, in its Polypropylene Operations, through to weaving, dyeing, printing, finishing and coating and production of end products such as bulk bags and small bags. The Company also conducts its own research and development and maintains its own sales, marketing and distribution network throughout North America. Consoltex has 20 manufacturing plants, which together employ approximately 7,100 associates. The Company is a Canadian private company, however, it files its financial statements with the United States Securities and Exchange Commission as a result of its publicly traded Senior Subordinated Notes.

The information in this quarterly statement contains forward-looking information with respect to Consoltex Inc. and its subsidiaries. These statements involve risks and uncertainties that could cause actual results to differ materially from those contemplated. These risks and uncertainties include interest rates, currency fluctuations, prices of raw materials, general economic and other risks detailed from time-to-time in the Company's disclosure documents filed with the United States Securities and Exchange Commission including Item 9, "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's most recent Form 20-F. Consoltex undertakes no obligation to update any forward-looking statement.

                             CONSOLTEX INC.
                     (FORMERLY CONSOLTEX GROUP INC.)

CONSOLIDATED BALANCE SHEETS (1)
=========================================================================

(IN THOUSANDS OF US DOLLARS)                            June 30, December
(UNAUDITED)                                                 2000      31,
                                                                     1999
=========================================================================
ASSETS
Current assets:
  Cash                                                         $        $
                                                             568    2,969
  Accounts receivable and prepaid expenses                60,715   50,638
  Inventories                                             92,514   90,202
  Current portion of deferred income tax assets              340    1,134
=========================================================================
                                                         154,137  144,943

Fixed assets, net                                        107,007  111,044
Goodwill                                                  78,485   80,333
Other assets                                               3,561    4,684
Deferred income tax assets                                 1,551    1,520
=========================================================================
Total assets                                            $344,741 $342,524
                                                        =================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank loans                                          $49,781  $38,888
     Accounts payable and accrued liabilities             41,127   36,648
     Income taxes payable                                  3,371    2,761
     Current portion of long-term debt                    51,500   55,000
     Current portion of other long-term liabilities        3,654    5,646
     Current portion of deferred income tax liabilities    5,756    6,396
=========================================================================
                                                         155,189  145,339

     Long-term debt                                      120,000  120,000
     Other long-term liabilities                          11,027   11,196
     Deferred income tax liabilities                      15,546   16,603
     Shareholders' equity:
     Share capital (18,027,551 shares)                    75,213   75,213
     Contributed surplus                                   2,087    2,087
     Retained earnings (deficit)                         (5,382)      437
     Accumulated other comprehensive income (loss)      (28,939) (28,351)
=========================================================================
                                                         42,979    49,386
=========================================================================
Total liabilities and shareholders' equity             $344,741  $342,524
                                                       ==================

(1) In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financials statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

                             CONSOLTEX INC.
                     (FORMERLY CONSOLTEX GROUP INC.)

CONSOLIDATED STATEMENTS OF EARNINGS (1)
=========================================================================

(IN THOUSANDS OF US DOLLARS)                  QUARTER          SIX MONTHS
                                              ENDED JUNE    ENDED JUNE 30
                                                      30
=========================================================================

(UNAUDITED)                                2000    1999     2000     1999
=========================================================================

Sales:
  Textile Operations                    $58,416 $56,701 $115,631 $106,601
  Polypropylene Operations               44,188  28,734   86,908   54,715
=========================================================================
                                        102,604  85,435  202,539  161,316

Cost of sales                            80,936  65,622  159,293  123,219
Selling and administrative expenses      10,711   9,708   22,697   18,197
Foreign exchange (gain) loss              1,650 (2,282)    2,121  (3,348)
Depreciation and amortization             4,784   3,743    9,378    7,244
=========================================================================
Earnings from operations                  4,523   8,644    9,050   16,004

Other income/(expense)                    (426)       -    (426)        -

Financing costs:
Interest expense                          5,858   4,326   11,479    8,480
Factor expenses                             523     390      892      752
Amortization of deferred financing          607     299    1,169      583
  expenses
=========================================================================
                                          6,988   5,015   13,540    9,815

Earnings (loss) before income taxes     (2,891)   3,629  (4,916)    6,189
Income tax expense                          691   1,135      903    1,494
=========================================================================
Net earnings (loss)                    $(3,582)  $2,494 $(5,819)   $4,695
                                       ==================================

EBITDA (2)                              $11,358 $10,105  $21,292  $19,900
                                       ==================================


(1)In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financials statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

(2)Earnings before interest, taxes, depreciation, amortization, foreign exchange gain or loss, gain or loss on sale of fixed assets and American Industrial Partners management fee ($401 for quarter ended June 30, 2000
- $743 for the six months ended June 30, 2000; nil in 1999).

                             Consoltex Inc.
                     (FORMERLY CONSOLTEX GROUP INC.)

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)
=========================================================================

(IN THOUSANDS OF US DOLLARS)                         QUARTER   SIX MONTHS
                                                  ENDED JUNE   ENDED JUNE
                                                          30           30

(UNAUDITED)                                2000    1999     2000     1999
=========================================================================

Cash flows from operating activities:
  Net earnings (loss)                  $(3,582)  $2,494 $(5,819)   $4,695
  Depreciation                            3,805   3,281    7,420    6,394
  Amortization  of  goodwill and other      979     462    1,958      850
  assets
  Amortization of deferred financing        607     299    1,169      583
  expenses
  Deferred income taxes                     151     717    (682)    (263)
  Non-monetary foreign exchange gain        696 (2,141)    1,044  (3,314)
  (loss)
  Loss on sale of fixed assets              426       -      426        -
=========================================================================
                                          3,082   5,112    5,516    8,945

Changes in:
  Accounts receivable and prepaid         (755) (4,382) (10,399) (12,697)
  expenses
  Inventories                               374 (2,084)  (3,221) (10,379)
  Accounts payable and accrued          (2,923)     541    4,762   13,649
  liabilities
  Income taxes payable                    (113)   (253)      691    (229)
=========================================================================

Cash used in operating activities         (335) (1,066)  (2,651)    (711)

Cash flows used in investing
activities:
  Purchase of fixed assets, net of      (3,425) (3,140)  (5,871)  (5,729)
  disposals
  Proceeds on sale of fixed assets          850       -      850        -
     Acquisition of Royalton                  -       -        -  (3,525)
=========================================================================

Cash used before financing activities   (2,910) (4,206)  (7,672)  (9,965)
=========================================================================

Cash flows from financing activities:
     Increase in bank loans               5,829   7,632   11,257   12,597
     Repayment of long-term debt        (1,750) (1,750)  (3,500)  (3,500)
     Increase (decrease) other long-      (533)    (17)  (2,533)     (35)
     term liabilities
     Increase (decrease) in other         (301)     716       47    1,185
     assets
=========================================================================

Increase (decrease) in cash                335    2,375  (2,401)      282

Cash at the beginning of the period        233      444    2,969    2,537
=========================================================================

Cash at the end of the period             $568   $2,819     $568   $2,819
=========================================================================

(1)IN THE FIRST QUARTER OF 2000, THE COMPANY CHANGED ITS REPORTING CURRENCY FROM THE CANADIAN DOLLAR TO THE U.S. DOLLAR AND HAS DECIDED TO PREPARE ITS FINANCIALS STATEMENTS UNDER U.S. GAAP. THE COMPARATIVE FINANCIAL STATEMENTS HAVE BEEN RESTATED TO REFLECT THESE CHANGES. THESE CHANGES WERE MADE TO MORE ACCURATELY REFLECT THE CURRENCY IN WHICH THE COMPANY OPERATES, AS WELL AS TO BE MORE USEFUL TO THE USERS OF THESE FINANCIAL STATEMENTS.

                             CONSOLTEX INC.
                     (FORMERLY CONSOLTEX GROUP INC.)

CONSOLIDATED SEGMENT DISCLOSURES (1)
=========================================================================

(IN THOUSANDS OF US DOLLARS)                        QUARTER    Six months
                                                 ENDED JUNE ended June 30
                                                         30

(UNAUDITED)                                2000    1999     2000     1999
=========================================================================

SALES
Textile Operations                      $58,416 $56,701 $115,631 $106,601
Polypropylene Operations                 44,188  28,734   86,908   54,715
=========================================================================

Consolidated sales                     $102,604 $85,435 $202,539 $161,316
                                       ==================================

EBITDA
Textile Operations                       $6,848  $6,723  $13,092  $13,535
Polypropylene Operations                  5,306   4,339    9,948    8,429
=========================================================================
Total for reportable segments            12,154  11,062   23,040   21,964
Corporate                                 (796)   (957)  (1,748)  (2,064)
=========================================================================

Consolidated EBITDA                      11,358  10,105   21,292   19,900

Other income (expense)                      426       -      426        -
American Industrial Partners management     401       -      743        -
fee
Foreign exchange (gain) loss              1,650 (2,282)    2,121  (3,348)
Depreciation and amortization             4,784   3,743    9,378    7,244
Financing costs                           6,988   5,015   13,540    9,815
Income tax expense                          691   1,135      903    1,494
=========================================================================

Net earnings (loss)                    $(3,528)  $2,494 $(5,819)   $4,695
                                       ==================================

                                                        JUNE 30, DEC. 31,
                                                            2000     1999
Segment assets:
Textile Operations                                      $143,238 $138,518
Polypropylene Operations                                 195,548  201,528
=========================================================================
Total for reportable segments                            338,786  340,046
Corporate                                                  5,955    2,478
=========================================================================
Consolidated total assets                               $344,741 $342,524
                                                        =================


(1)In the first quarter of 2000, the Company changed its reporting currency from the Canadian dollar to the U.S. dollar and has decided to prepare its financials statements under U.S. GAAP. The comparative financial statements have been restated to reflect these changes. These changes were made to more accurately reflect the currency in which the Company operates, as well as to be more useful to the users of these financial statements.

                             Consoltex Inc.
                     (Formerly Consoltex Group Inc.)


CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (1)

========================================================================

(IN THOUSANDS OF US DOLLARS)                           QUARTER      SIX
                                                     ENDED JUNE   MONTHS
                                                         30        ENDED
                                                                  JUNE 30

(UNAUDITED)                                  2000   1999     2000   1999
========================================================================

Net earnings (loss)                      $(3,582) $2,494 $(5,819) $4,695

Foreign currency translation adjustments  (1,205)   (54)    (588)  1,226
========================================================================

Consolidated comprehensive income (loss) $(4,787)  $2440 $(6,407) $5,921
                                         ===============================

(1) IN THE FIRST QUARTER OF 2000, THE COMPANY CHANGED ITS REPORTING CURRENCY FROM THE CANADIAN DOLLAR TO THE U.S. DOLLAR AND HAS DECIDED TO PREPARE ITS FINANCIALS STATEMENTS UNDER U.S. GAAP. THE COMPARATIVE FINANCIAL STATEMENTS HAVE BEEN RESTATED TO REFLECT THESE CHANGES. THESE CHANGES WERE MADE TO MORE ACCURATELY REFLECT THE CURRENCY IN WHICH THE COMPANY OPERATES, AS WELL AS TO BE MORE USEFUL TO THE USERS OF THESE FINANCIAL STATEMENTS.

10